UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2020

Commission File Number 0-30314

PORTAGE BIOTECH INC.

(Translation of registrant's name into English)

6 Adelaide St. East, Suite 300, Toronto, Ontario, Canada M5C 1H6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]   Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- ____________

PORTAGE RAISES MORE THAN US$6.7 MILLION THROUGH NON-BROKERED PRIVATE PLACEMENT; TEMPORARY SYMBOL CHANGE ON OTC MARKETS

•Accelerates pipeline development and execution

•Enables new opportunistic value creation

•Anticipate 3 clinical programs by year end

Toronto, ON - (June 16, 2020) – Portage Biotech Inc. (CSE: PBT.U, OTC Markets: PTGEF) (“Portage” or the “Company”) is very pleased to announce that, further to its news release dated May 25, 2020, it has closed a non-brokered private placement (the “Offering”) for gross proceeds of US$6,788,600 through the issuance of 678,860 common shares (the “Common Shares”) at a price of US$10.00 per Common Share.

Two of the Company's directors, Dr. Gregory Bailey and Mr. James Mellon, provided standby commitments in respect of the Offering by subscribing for an aggregate of 200,000 Common Shares (US$2,000,000). The issuance of the Common Shares to Messrs. Bailey and Mellon are considered related party transactions within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The Company is relying on appropriate exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 in respect of their purchases.

Dr. Walters, CEO of Portage commented, “the Company’s pipeline is progressing nicely and we are on target to have 3 products in clinical testing by the end of this year despite COVID interruptions. In addition, our early pipeline companies continue to achieve their development milestones, and this financing will allow us to accelerate our programs, as well as to be able to take advantage of new value creating opportunities.”

In connection with the Offering, the Company has paid cash finder’s fees on the non-insider portion of the Offering of approximately US$193,000.

All Common Shares issued in connection with the Offering are subject to a minimum statutory hold period of four months plus a day from the date of issuance in accordance with applicable securities legislation. The Common Shares issued in connection with the Offering have not been registered under the U.S. Securities Act of 1933, as amended (the "Act"), and may not be offered or sold in the United States unless registered under the Act or unless an exemption from registration is available.

Portage will also like to advise that OTC Markets in the United States has assigned a temporary trading symbol, “PTGED”, to the Company’s shares to reflect a recently completed share consolidation (reverse split) (see the Company’s news release dated June 3, 2020) and will automatically revert back to “PTGEF” after 20 trading days. Trading in Canada on CSE remains unchanged under the symbol “PBT.U”.

About Portage Biotech Inc.

Portage is a unique entity in the world of biotechnology, enabling research and development to produce more clinical programs and maximize potential returns by eliminating typical overhead costs associated with many biotechnology companies. We nurture the creation of early- to mid-stage, first- and best-in-class therapies for a variety of cancers, by providing funding, strategic business and clinical counsel, and shared services, to enable efficient, turnkey execution of commercially-informed development plans. Our portfolio encompasses nine subsidiary companies whose products or technologies have established scientific rationales, including intratumorals, nanoparticles, liposomes, aptamers, cell penetrating peptides, and virus-like particles. In collaboration with our subsidiaries, we create viable product development strategies, to cost-effectively deliver best-in-class R&D, clinical trial design, and financial and project management, to ultimately build value and support commercial potentia

Forward-Looking Statements

This news release contains statements about the Company’s information that are forward-looking in nature and, as a result, are subject to certain risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them as actual results may differ materially from the forward-looking statements. The forward-looking statements contained in this news release are made as of the date hereof, and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, except as required by law.

Neither the Canadian Securities Exchange nor its Market Regulator (as that term is defined in the policies of the Canadian Securities Exchange) accepts responsibility for the adequacy or accuracy of this release. We seek Safe Harbor.

FOR MORE INFORMATION, PLEASE CONTACT:

Contact:	Ian B. Walters, MD, Chief Executive
Tel.:	203.221.7378
Email:	ian@portagebiotech.com
Website:	www.portagebiotech.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 17, 2020

PORTAGE BIOTECH INC.

By: /s/ Ian Walters

Ian Walters MD

Chief Executive Office